SEC[illegible] 14042008 [illegible]ISSION

MAIL PROCESSING RECEIVED NOV 28 2014 [illegible]

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SEC FILE NUMBER
8-03223

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allison-Williams Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 So 7th Street, Suite 3850
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Cahoy 612-317-4701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

801 Nicollet Ave, Suite 1300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory A. Larson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allison-Williams Company, as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE A CAHOY
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 1/31/15

Signature

EVP, CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allison-Williams Company

Statement of Financial Condition Report
September 30, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Allison-Williams Company
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Allison-Williams Company (the Company) as of September 30, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Allison-Williams Company as of September 30, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Minneapolis, Minnesota
November 26, 2014

Allison-Williams Company

Statement of Financial Condition
September 30, 2014

Assets

Cash (Note 2)	$	121,428
Receivable From Clearing Broker/Dealer		27,058
Marketable Equity Securities, at Market Value		63,630
Security Deposits and Other Assets		9,878
Furniture, Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $884,829		1,787
	$	223,781

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	52,457
Commitments (Note 3)		
Stockholder's Equity		
Common stock, par value $0.25 per share; authorized 2,000,000 shares; issued 845,149 shares		211,287
Additional paid-in capital		869,956
Accumulated deficit		(909,919)
		171,324
	$	223,781

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Allison-Williams Company (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC), whose primary business operations include providing services to institutional investors throughout the United States in the fixed-income securities secondary market. The Company receives revenues from principal transactions for fees from commissions paid on private placement of debt securities and consulting fees for private placement services for raising capital and introducing investors. The Company is a wholly owned subsidiary of B&T Capital, Inc.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies and use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash: The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Marketable equity securities: Marketable equity securities are valued at market value, determined as the last reported sales price on the exchange or quotation system on which the securities are principally traded.

Revenue recognition: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into the account of the Company are recorded on a trade-date basis. Revenues from other investment banking services and corporate finance transactions are recognized on the closing date.

Depreciation: Furniture and equipment are depreciated using the straight-line method over estimated useful lives of five years. Leasehold improvements are amortized over the life of the lease.

Income taxes: The Company is a member of a group of affiliated companies that file a consolidated federal income tax return. For financial reporting purposes, each of the companies in the affiliated group is allocated its share of the federal tax liability or benefit on the basis of its taxable income or loss. The Company and its affiliates file certain state income tax returns separately from the consolidated group.

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

The Accounting for Uncertainty in Income Taxes topic of the *FASB Accounting Standards Codification* (ASC) addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this standard.

The Company files tax returns in U.S. federal and various state jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or state tax authorities for years before 2010.

Net deferred tax assets consist of the following components as of September 30, 2014:

Deferred tax assets:	
Net operating loss carryforwards	$ 498,000
Other	(3,000)
	495,000
Less valuation allowance	(495,000)
	$ -

The Company recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

At September 30, 2014, the Company has available net operating loss carryforwards for tax purposes of approximately $1,245,000, which expire in varying amounts through 2034.

Subsequent events: The Company has considered subsequent events through November 26, 2014, the date the financial statements were available, in preparing the financial statements and notes thereto.

Note 2. Cash Segregated Under Federal and Other Regulations

In accordance with provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company may be required to maintain amounts segregated in "special reserve bank accounts for exclusive benefit of customers." At September 30, 2014, no amounts were required to be on deposit in these special reserve bank accounts. The Company had $10,100 on deposit in this account at September 30, 2014, and, accordingly, the entire amount of $10,100 was available for immediate withdrawal.

The Company maintains a trade settlement account with a clearing broker/dealer in connection with its membership in a clearing organization. Funds totaling $25,000 were required to be on deposit at September 30, 2014, and are included in the receivable from clearing broker/dealer balance on the statement of financial condition.

Note 3. Commitments and Contingencies

Net capital requirements: The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. As described in Note 1, the Company operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 and is required to maintain minimum net capital of $50,000. Net capital and the related net capital ratio fluctuate on a daily basis; however, at September 30, 2014, the net capital ratio, net capital, and excess net capital were as follows:

Net capital ratio		0.3649:1
Net capital	$	143,751
Excess net capital		93,751

Lease: The Company leases office space under a noncancelable operating lease, which expires August 31, 2017. In addition to the base rent payment, the Company pays a monthly allocation of the building's operating expenses. The Company has a sublease agreement with a third party whereby the Company rents excess office space in exchange for rents equal to 15 percent of the existing lease. The Company's minimum rental commitments, net of sublease rental income as of September 30, 2014 are as follows:

Years Ending September 30, 2014		Amount
2015	$	186,792
2016		189,351
2017		175,723
	$	551,866

Off-balance-sheet risk: As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Concentrations of credit risk: The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Indemnifications: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its

Note 3. Commitments and Contingencies (continued)

affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly

execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that

it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Fair Value Measurements

The Fair Value Measurements and Disclosures topic of the ASC establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value is clarified to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques are required that are consistent with the market approach, the income approach, and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy is established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. A three-level hierarchy is established for fair value measurements based upon the inputs to the valuation of an asset or liability:

Level 1: Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2: Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

Level 3: Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on the Company's own estimates about the assumptions that market participants would use to value the asset or liability.

When available, the Company attempts to use quoted market prices to determine fair value and classifies such items as Level 1 or Level 2. If quoted market prices are not available, fair value is often determined using model-based techniques incorporating various assumptions, including interest rates, prepayment speeds and credit losses. Assets and liabilities valued using model-based techniques are classified as either Level 2 or Level 3, depending on the extent to which the valuation inputs are based on market data obtained from independent sources.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. The marketable equity securities were the only asset or liability subject to fair value measurements.

Marketable equity securities: The fair values of marketable equity securities were determined based on quoted market prices and are categorized as Level 1 in the fair value hierarchy.